UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

ITP ENERGY CORPORATION
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

450630108
(CUSIP Number)

ENRICO A. PELLEGRINI, ESQ.
PELLEGRINI & MENDOZA LLP
410 PARK AVENUE, 15TH FLOOR
NEW YORK, NEW YORK 10022
212-201-5353
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

APRIL 29, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 450630108	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ITP Oil & Gas International S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 34,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 34,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 450630108	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Manfredi Mazziotti di Celso
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 34,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 34,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 450630108	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Francesca Gherardini
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 34,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 34,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 450630108	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matteo Mazziotti di Celso
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 34,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 34,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 450630108	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Federico Mazziotti di Celso
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 34,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 34,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 450630108	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lodovico Mazziotti di Celso
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 34,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 34,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 450630108	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maria Mazziotti di Celso
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 34,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 34,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 450630108	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chiara Mazziotti di Celso
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 34,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 34,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 450630108	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Laura Mazziotti di Celso
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 34,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 34,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 450630108	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elena Mazziotti di Celso
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 34,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 34,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 450630108	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Orsetta Mazziotti di Celso
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 34,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 34,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 450630108	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eleonora Lupetta Mazziotti di Celso
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 34,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 34,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94%
14.	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.  Security and Issuer.

This Schedule 13D relates to shares of common stock, $0.001 par value (the “Common Stock”), of ITP Energy Corporation, f/k/a Netfone, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at Via Federico Zuccari, 4, 00153 Rome, Italy.

Item 2.  Identity and Background.

(a)-(c)  This statement is being filed by ITP Oil & Gas International S.A. (“ITP-Lux”), jointly with the following natural persons: Manfredi Mazziotti di Celso, Francesca Gherardini, Matteo Mazziotti di Celso, Federico Mazziotti di Celso, Lodovico Mazziotti di Celso, Maria Mazziotti di Celso, Chiara Mazziotti di Celso, Laura Mazziotti di Celso, Elena Mazziotti di Celso, Orsetta Mazziotti di Celso, Eleonora Lupetta Mazziotti di Celso (the “Natural Reporting Persons”, and collectively with ITP-Lux, the “Reporting Persons”). The Reporting Persons share economic, voting and dispositive power over 34,000,000 shares of Common Stock of the Issuer through their joint ownership and control of all of the issued and outstanding shares of ITP-Lux, which are issued and held in bearer form.

ITP-Lux is a company organized under the laws of Luxembourg, the principal business of which is to act as a holding company and to carry out such other business permitted under applicable law, with address of its principal business at Via Federico Zuccari, 4, 00153 Rome, Italy.

Manfredi Mazziotti di Celso’s business address is c/o ITP Benelli S.p.A. (“ITP Benelli”) Via Federico Zuccari, 4, 00153 Rome, Italy. Manfredi Mazziotti di Celso is the General Manager of ITP Benelli and is also the President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer of the Issuer and has been designated as a director of the Issuer, such designation becoming effective on or about May 16, 2011. The executive offices of ITP Benelli and the Issuer are both located in Via Federico Zuccari, 4, 00153 Rome, Italy. ITP Benelli and, as of the date of the filing of this Schedule 13D, the Issuer, are in the business of manufacturing equipment and providing engineering services for the oil and gas industry.

Each of Francesca Gherardini, Matteo Mazziotti di Celso, Federico Mazziotti di Celso, Lodovico Mazziotti di Celso, Maria Mazziotti di Celso, Chiara Mazziotti di Celso, Laura Mazziotti di Celso, Elena Mazziotti di Celso, Orsetta Mazziotti di Celso and Eleonora Lupetta Mazziotti di Celso are resident at Via Raimondo di Capua 5, Rome, Italy.

Francesca Gherardini is the wife of Manfredi Mazziotti di Celso and mother of the other Natural Reporting Persons identified in this Schedule 13D. Her principal occupation is homemaker.

Each of Matteo Mazziotti di Celso, Federico Mazziotti di Celso, Lodovico Mazziotti di Celso, Maria Mazziotti di Celso, Chiara Mazziotti di Celso, Laura Mazziotti di Celso, Elena Mazziotti di Celso, Orsetta Mazziotti di Celso and Eleonora Lupetta Mazziotti di Celso are children of Manfredi Mazziotti di Celso and Francesca Gherardini. Their principal occupation is students.

(d)-(e)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All Natural Reporting Persons are citizens of Italy.

Item 3.  Source or Amount of Funds or Other Consideration.

The 34,000,000 shares of Common Stock of the Issuer subject of this Schedule 13D, were issued to and received by ITP-Lux pursuant to the terms of the Shares Exchange Agreement (as defined below) in exchange for all of the issued and outstanding capital stock of ITP Benelli, that, prior to the closing of the transaction, was a wholly owned subsidiary of ITP-Lux and thereafter became a wholly owned subsidiary of the Issuer.

Item 4.  Purpose of Transaction.

As of December 22, 2010, Issuer, ITP-Lux and Orange Capital Corp. entered into a share exchange agreement (or the “Share Exchange Agreement”), pursuant to which on the closing of such transaction, Issuer acquired 100% of the issued and outstanding capital stock of ITP Benelli in exchange for issuing 34,000,000 shares of Issuer’s Common Stock to ITP-Lux which represent approximately 94% of Issuer’s issued and outstanding capital stock after the consummation of the transaction.

In addition, pursuant to the Share Exchange Agreement, Issuer agreed to issue to Orange or its assigns, in consideration of certain indemnification obligations of Orange for the benefit of ITP-Lux the following warrants (“Warrants”):

•	541,613 warrants to purchase an equal number of shares of Issuer’s Common Stock, expiring on April 29, 2015, at an exercise price of $2.08 per share of Common Stock, and

•	541,613 warrants to purchase an equal number of shares of Issuer’s Common Stock, expiring on April 29, 2015, at an exercise price of $2.77 per share of Common Stock.

On April 28, 2011, Orange assigned one third of the above described warrant rights to Mr. Ariel Malik and one third to Mr. Sukh Athwal.

In performance of the terms of the Share Exchange Agreement, as amended on March 25, 2011, among other matters, the Issuer:

•
Effectuated a reverse stock split of the Issuer’s issued and outstanding shares at a ratio of 1 for 2.4, which became effective on March 21, 2011, decreased the number of authorized shares of Common Stock by the same proportion from 100,000,000 to 41,666,667 shares of Common Stock, and decreased the number of authorized shares of preferred stock by the same proportion from 20,000,000 shares to 8,333,333 shares of preferred stock. As a result of the reverse stock split, every 2.4 shares of the Company’s Common Stock issued and outstanding immediately prior to the effective time for the stock split was combined and reclassified into one share of Common Stock;

•	Canceled 3,166,667 (on a post reverse stock split basis) shares of restricted Common Stock issued by the Issuer to Charles El-Moussa, the Issuer’s former president; and

•
On March 21, 2011, Issuer changed its name from Netfone, Inc. to its current name, ITP Energy Corporation, by merging into a wholly-owned subsidiary of Netfone, Inc., incorporated in the State of Nevada under the name of “ITP Energy Corporation” pursuant to which Issuer was the surviving corporation but adopted the name of the dissolving subsidiary.

In connection with the closing, Issuer accepted the resignation of Mr. El-Moussa, its former Chief Executive Officer and President, as an officer of the corporation to be effective immediately at closing and as a director to be effective 10 days after the mailing of Schedule 14F (the “Information Statement”), to Issuer’s shareholders.

Issuer appointed Mr. Manfredi Mazziotti di Celso, as its President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer, effective as of closing, and appointed Mr. Manfredi Mazziotti di Celso, Mr. Gianfranco Turrini, and Mr. Andrea Bardavid as its directors effective 10 days after the mailing of the Information Statement to Issuer’s shareholders.

The foregoing description of the Share Exchange Agreement, as amended, does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Exchange Agreement, as amended, attached as Exhibits 3 and 4 to this Schedule 13D.

Because through ITP-Lux the Natural Reporting Persons own and control approximately 94% of the Issuer’s Common Stock, it may be more difficult or may impede that any other party acquires control of the Issuer.

None of Issuer’s shares or other securities are presently listed for trading in any securities exchange. However, it is in Issuer’s current plans to apply for such listing. Prior to seeking the listing of Issuer’s shares in any securities exchange, Issuer will be required to satisfy various listing requirements, including the restructuring of Issuer’s Board of Directors, the increase of the number of its directors and the formation of various committees, and compliance with other requirements.

The Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them, (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (i) of the Item 4 of Schedule 13D.

Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as the specifics elements thereof), the Reporting Persons expect that they will take into account a variety of factors, including but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its business generally; other business opportunities available to the Reporting Persons; developments with respect to the business of ITP-Lux; changes in law and governmental regulations; general economic conditions; and money and stock market conditions, including the price of the securities of the Issuer.

Other than as provided herein, and except as contained in the agreements filed as exhibits to this Schedule 13D or as has been publicly announced by the Issuer or the Reporting Persons, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the actions set forth in clause (a) through (j) of Item 4 of the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)-(b)  As of the date of this Schedule 13D, the issuer has 36,107,500 shares of Common stock issued and outstanding.  ITP-Lux owns 34,000,000 shares of Common Stock of the Issuer, representing approximately 94% of the Issuer’s issued and outstanding Common Stock.

The Natural Reporting Persons, through their joint ownership and control of all of the issued and outstanding shares of ITP-Lux, which are issued and held in bearer form, are deemed beneficial owners of the 34,000,000 shares of Common Stock of the Issuer which are the subject of this Schedule 13D, and together with ITP-Lux, share the power to vote or to direct the vote, the power to dispose or to direct the disposition of these shares.

Together with ITP-Lux, each of the Natural Reporting Persons, directly or through their representatives for such Natural Reporting Persons who are minors, has the shared power to vote or to direct the vote, to dispose or to direct the disposition, of 100% of the 34,000,000 shares of Common Stock of the Issuer which are the subject of this Schedule 13D.

(c)  Other than described in this Schedule 13D, no transactions were made by the Reporting Persons in the class of reported securities during the last 60 days.

(d)  Other than the Reporting Persons, no person has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 34,000,000 shares of Common Stock owned by ITP-Lux.

(e)  It is inapplicable for the purposes hereof to state the date on which the Reporting Persons ceased to be the owner of more than five per cent of the Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

For a summary description of the Share Exchange Agreement, see Item 4 above. Other than the Share Exchange Agreement and other than as described in this Schedule 13D with respect to the Natural Reporting Person’s deemed beneficial ownership of the 34,000,000 through their joint ownership and control of all of the issued and outstanding shares of ITP-Lux, which are issued and held in bearer form, the Reporting Persons are not aware of any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to the securities of the Issuer required to be disclosed herein.

Item 7.  Material to Be Filed as Exhibits.

1.	Joint Filing Agreement, dated May 9, 2011 among the Reporting Persons.

2.	Power of Attorney

3.	Power of Attorney

4.
Share Exchange Agreement, dated as of December 22, 2010, by and among Issuer, Orange Capital Corp., and ITP Oil & Gas International S.A (incorporated by reference to the Issuer’s report on Form 8-K filed on December 30, 2010).

5.
First Amendment to Share Exchange Agreement, dated December 22, 2010, by and among Issuer, Orange Capital Corp., and ITP Oil & Gas International S.A., dated March 25, 2011 (incorporated by reference to the Issuer’s report on Form 8-K filed on March 31, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2011

ITP Oil & Gas International S.A.

By:	/s/ Manfredi Mazziotti di Celso
Name:	Manfredi Mazziotti di Celso
Title:	Attorney-in-fact

Manfredi Mazziotti di Celso

By:	/s/ Manfredi Mazziotti di Celso
Name:	Manfredi Mazziotti di Celso

Francesca Gherardini

By:	/s/ Manfredi Mazziotti di Celso
Name:	Manfredi Mazziotti di Celso
Title:	Attorney-in-fact

Orsetta Mazziotti di Celso

By:	/s/ Manfredi Mazziotti di Celso
Name:	Manfredi Mazziotti di Celso
Title:	Attorney-in-fact

Eleonora Lupetta Mazziotti di Celso

By:	/s/ Manfredi Mazziotti di Celso
Name:	Manfredi Mazziotti di Celso
Title:	Attorney-in-fact

Matteo Mazziotti di Celso

By:	/s/ Manfredi Mazziotti di Celso
Name:	Manfredi Mazziotti di Celso
Title:	Legal representative/guardian

Federico Mazziotti di Celso

By:	/s/ Manfredi Mazziotti di Celso
Name:	Manfredi Mazziotti di Celso
Title:	Legal representative/guardian

Lodovico Mazziotti di Celso

By:	/s/ Manfredi Mazziotti di Celso
Name:	Manfredi Mazziotti di Celso
Title:	Legal representative/guardian

Maria Mazziotti di Celso

By:	/s/ Manfredi Mazziotti di Celso
Name:	Manfredi Mazziotti di Celso
Title:	Legal representative/guardian

Chiara Mazziotti di Celso

By:	/s/ Manfredi Mazziotti di Celso
Name:	Manfredi Mazziotti di Celso
Title:	Legal representative/guardian

Laura Mazziotti di Celso

By:	/s/ Manfredi Mazziotti di Celso
Name:	Manfredi Mazziotti di Celso
Title:	Legal representative/guardian

Elena Mazziotti di Celso

By:	/s/ Manfredi Mazziotti di Celso
Name:	Manfredi Mazziotti di Celso
Title:	Legal representative/guardian